UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Form 12b-25

                           NOTIFICATION OF LATE FILING

(Check One):

[ X ] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form N-SAR

For Period Ended: December 31, 1999

[ ]  Transition  Report  on Form  10-K
[ ]  Transition  Report  on Form 20-F
[ ]  Transition Report on Form 11-K
[ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRATION INFORMATION


Full Name of Registrant:
                               Synergy Brands Inc.
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Former Name if Applicable:

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Address of Principal Executive Officer (Street and Number):

                            40 Underhill Blvd.
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City, State and Zip Code:

                           Syosset, New York 11791
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PART II - RULES 12-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ X ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date, or the subject quarterly report of transition report on Form 10- Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Because of acquisition of material interest by independent investor of one of Registrant's subsidiaries, there has been appointed new auditors for audit of such subsidiary books and records, in addition to Registrant's previous independent auditors and such addition has caused delays in completing the audit and subsequent structuring of 10KSB report.

PART IV -
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Randall J. Perry                       (201)                    939-7200
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(Name)                              (Area Code)             (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                    [ X ] Yes  [  ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                    [   ] Yes [ X ] No

If so, attach an explanation of the anticipated changes, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                               Synergy Brands Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereto duly authorized.

Date:  3/31/00                      By: /s/ Mitchell Gerstein, V.P.
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                                            Mitchell Gerstein, V.P.